Exhibit 99.1

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in USD thousands)

	As of December 31,	As of June 30,
	2012	2013

ASSETS
Current assets:
Cash and cash equivalents	$93,283	$80,306
Restricted cash	174,828	325,517
Accounts receivable, net of allowances for doubtful accounts of $1,822 and $4,411, as of December 31, 2012 and June 30,2013, respectively	216,835	272,112
Inventories	254,880	343,279
Advances to suppliers—current	23,614	15,126
Amounts due from related parties	10,804	4,984
Value added tax recoverable	34,962	39,516
Income tax recoverable	2,753	6,585
Prepaid expenses and other current assets	32,799	25,584
Project assets	25,802	49,527
Deferred convertible notes issuance costs—current	784	784
Derivative assets	660	1,933
Deferred tax assets—current, net	1,773	2,535

Total current assets	873,777	1,167,788

Property, plant and equipment, net	1,102,562	1,148,872
Prepaid land use right ,net	49,937	45,800
Deferred tax assets—non-current, net	13,530	22,086
Deferred convertible notes issuance costs—non-current	1,726	1,334
Advances for purchases of property, plant and equipment	8,317	7,075
Advances to suppliers—non-current	5,928	5,928
Other long-lived assets	2,546	2,757

Total assets	$2,058,323	$2,401,640

See notes to unaudited consolidated financial statements.

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in USD thousands)

	As of December31, 2012	As of June 30, 2013
LIABILITIES AND SHAREHOLERS’ EQUITY
Current liabilities:
Short-term borrowings	$733,618	$763,607
Accounts payable	483,025	718,491
Advances from customers—current	40,384	80,399
Amounts due to related parties	18,826	16,133
Other current liabilities	162,849	177,770
Income tax payable	2,552	2,552
Derivative liabilities	975	—

Total current liabilities	1,442,229	1,758,952

Convertible notes payable—non-current	111,616	111,616
Long-term borrowings	56,580	146,271
Advances from customers—non-current	32,271	10,436
Warranty	10,317	15,412
Deferred subsidies and other	29,894	37,802
Other long-term liabilities	11,014	7,406

Total liabilities	1,693,921	2,087,895

Commitments and contingencies (see Note 13)
Shareholders’ equity
Common shares (no par value; 500,000,000 shares authorized at December 31, 2012 and June 30, 2013; 173,346,064 shares issued and 172,773,664 shares outstanding at December 31, 2012; 173,346,064 shares issued and 173,116,664 shares outstanding at June 30, 2013)	421,461	422,207
Additional paid-in capital	5,250	5,104
Retained earnings (Accumulated loss)	(137,656)	(197,721)
Accumulated other comprehensive income	74,835	83,691

Total equity attributable to ReneSola Ltd	363,890	313,281
Noncontrolling interest	512	464
Total equity	364,402	313,745

Total liabilities and equity	$2,058,323	$2,401,640

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in USD thousands, except number of shares and per share data)

	For the six months ended June 30,
	2012	2013
Net revenues	$444,523	$661,527
Product sales	443,856	661,527
Product sales-related party	22,802	2,663
Processing services	667	—
Total net revenues	$444,523	$661,527
Cost of revenues	453,274	639,692
Product sales	452,547	639,692
Product sales-related party	21,201	2,845
Processing services	727	—
Total cost of revenues	453,274	639,692

Gross (loss) profit	(8,751)	21,835

Operating expenses (income):
Sales and marketing	12,808	30,019
General and administrative	23,822	26,401
Research and development	25,403	20,989
Other operating expense (income)	1,375	(5,577)
Impairment of long-lived assets	291	—

Total operating expenses	63,699	71,832
Loss from operations	(72,450)	(49,997)

Non-operating expenses (income):
Interest income	(4,070)	(3,496)
Interest expense	24,858	27,093
Foreign exchange losses (gains)	3,722	4,089
Losses (gains) on derivatives, net	633	(5,027)

Total non-operating expenses	25,143	22,659
Loss before income tax, noncontrolling interests	(97,593)	(72,656)
Income tax benefit	22,570	12,579

Net loss	(75,023)	(60,077)
Less: net loss attributed to noncontrolling interests	(27)	(12)

Net loss attributed to ReneSola Ltd	$(74,996)	$(60,065)

Loss per share
Basic	$(0.43)	$(0.35)
Diluted	$(0.43)	$(0.35)

Weighted average number of shares used in computing loss per share
Basic	172,613,664	172,825,384
Diluted	172,613,664	172,825,384

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in USD thousands)

	For the six months ended June 30,
	2012	2013
Net loss	(75,023)	(60,077)
Other comprehensive income:
Foreign currency translation adjustment	(5,936)	8,856

Other comprehensive income (loss)	(5,936)	8,856

Comprehensive loss	(80,959)	(51,221)
Less: comprehensive loss attributable to non-controlling interest	(27)	(12)

Comprehensive loss attributable to ReneSola Ltd	(80,932)	(51,209)

See notes to unaudited consolidated financial statements

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts expressed in USD thousands, except number of shares)

							Equity
					Retained	Accumulated	(Deficit)
				Additional	earnings	other	attributable	Non
	Common shares			paid-in	(accumulated	comprehensive	to ReneSola	controlling	Total Equity
	Shares	Amount	Treasury stock	capital	deficit)	income	Ltd	interest	(Deficit)

Balance at January 1, 2012	172,613,664	$422,314	$(1,944)	$4,111	$104,859	$71,646	$600,986	$155	$601,141

Net loss	—	—	—	—	(74,996)	—	(74,996)	(27)	(75,023)
Other comprehensive income (loss) , net of tax						(5,936)	(5,936)	—	(5,936)
Share-based compensation	—	—	—	555	—	—	555	—	555
Cancellation of ADSs	—	(1,944)	1,944	—	—	—	—	—	—
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	224	224
Balance at June 30, 2012	172,613,664	$420,370	$—	$4,666	$29,863	$65,710	$520,609	$352	$520,961

Balance at January 1, 2013	172,773,664	$421,461	—	$5,250	$(137,656)	$74,835	$363,890	$512	$364,402

Net loss	—	—	—	—	(60,065)	—	(60,065)	(12)	(60,077)
Other comprehensive income (loss) , net of tax				—		8,856	8,856	—	8,856
Share-based compensation	—	—	—	335	—	—	335	—	335
Share exercised by employee	343,000	746	—	(481)	—	—	265	—	265
Repurchase from noncontrolling interest	—	—	—	—	—	—	—	(36)	(36)
Balance at June 30, 2013	173,116,664	$422,207	$—	$5,104	$(197,721)	$83,691	$313,281	$464	$313,745

See notes to unaudited consolidated financial statement

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in USD thousands)

	Six months ended June 30,
	2012	2013
Operating activities:
Net loss	$(75,023)	$(60,077)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Inventory write-down	27,688	680
Depreciation and amortization	45,606	52,218
Amortization of deferred convertible bond issuances costs and premium	392	392
Allowance of doubtful receivables and advance to suppliers	(216)	2,844
(Gains) losses on derivatives	669	(5,027)
Share-based compensation	555	335
Loss on disposal of long-lived assets	451	160
Impairment of long-lived assets	291	—
Gain on disposal of land use right	(55)	(4,694)
Reversal of provision for firm purchase commitment	(2,441)	—

Changes in assets and liabilities:
Accounts receivable	(102,889)	(63,053)
Inventories	(85,112)	(86,881)
Project assets	(18,772)	(24,779)
Advances to suppliers	(5,630)	8,697
Amounts due from related parties	9,358	2,913
Value added tax recoverable	(2,524)	(3,977)
Prepaid expenses and other current assets	2,825	9,806
Prepaid land use right	80	—
Proceeds from disposal of land use right	—	8,201
Accounts payable	168,207	226,648
Advances from customers	(16,089)	17,397
Income tax payables	3,972	(3,763)
Other current liabilities	1,104	2,606
Other long-term liabilities	(434)	(3,676)
Accrued warranty cost	(5,741)	4,899
Deferred tax assets	(21,476)	(9,709)
Provision for litigation	1,781	(2,430)

Net cash provided by (used in) operating activities	(73,423)	69,730

See notes to unaudited consolidated financial statement

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in USD thousands)

	Six months ended June 30,
	2012	2013
Investing activities:
Purchases of property, plant and equipment	(44,104)	(28,611)
Advances for purchases of property, plant and equipment	(40,407)	(30,427)
Cash received from government subsidy	634	7,984
Proceeds from disposal of property, plant and equipment	83	—
Changes in restricted cash	(22,264)	(146,848)
Net cash received on settlement of derivatives	1,126	2,782
Purchases of other long-lived assets	(276)	—

Net cash used in investing activities	(105,208)	(195,120)

Financing activities:
Proceeds from bank borrowings	570,851	798,196
Repayment of bank borrowings	(457,993)	(686,976)
Proceeds from exercise of stock options	—	274
Contribution(repurchase) from noncontrolling interests	224	(36)

Net cash provided by financing activities	113,082	111,458

Effect of exchange rate changes	739	955

Net decrease in cash and cash equivalents	(64,810)	(12,977)
Cash and cash equivalents, beginning of year	379,039	93,283

Cash and cash equivalents, end of year	$314,229	$80,306

Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	$6,014	$10,126
Banknotes, included in accounts receivable, used to purchase equipment	$21,205	$6,986

Supplemental disclosure of cash flow information
Interest paid, net of interest capitalized	$25,543	$28, 418
Income tax (return) paid	$(458)	36

See notes to unaudited consolidated financial statements

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. ReneSola Ltd and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar power products including virgin poly silicon, mono crystalline and multi crystalline solar wafers and photovoltaic (PV) cells and modules. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States.

The following table lists all newly established subsidiaries of the Company for the six months ended June 30, 2013:

Lucas Est Korea Co., Ltd (“Lucas Korea”)	N/A	March 12, 2013	Korea	100%
Ecosfer Energy Korea Co., Ltd (“Ecosfer Korea”)	N/A	March 12, 2013	Korea	100%
Renesola UK Limited (“ReneSola UK”)	N/A	April 11, 2013	UK	100%
Renesola Shanghai Ltd (“ReneSola Shanghai”)	N/A	May 30, 2013	PRC	100%
Renesola Zagreb d.o.o za usluge (“Renesola Zagreb”)	N/A	May 31, 2013	Croatia	100%

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

2. BASIS OF PRESENTATION

The Company is responsible for the unaudited consolidated financial statements included in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position as of June 30, 2013 and operating results for the six months ended June 30, 2013. The Company prepared these statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by US GAAP for annual financial statements. These statements should be read in combination with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

As of June 30, 2013, the Company’s current liabilities exceed current assets by $591,164. For six months ended June 30, 2013, the Company incurred an operating loss of $49,997. While the Company had cash and cash equivalents of $80,306, it had short-term bank borrowings of $670,897 all due within one year and the current portion of long-term debt amounting to $92,710, which is not expected to be renewed.

However, the Company regards the going concern assumption as appropriate considering the following plans and actions:

•                  The Company has performed a review of its cash flow forecast ending December 31, 2013. The Company believes that its operating cash flow will improve in 2013 and that its operating cash flow will be positive. In addition, for six months ended June 30, 2013, the Company experienced positive operating cash flow of $69,730.

•                  The Company closed the offering of approximately $70 million in American Depositary Shares (“ADSs”), each representing two shares of the Company, at a price of $4.67 per ADS on September 17, 2013.

•                  While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has renewed or rolled over all of its short-term bank loans upon the maturity date of the loans and has assumed it will continue to be able to do so. Subsequent to June 30, 2013, the Company has renewed short-term bank borrowings of $190,111. As of September 30, 2013, the Company has unused lines of credit of $499,117, of which $430,718 is related to trade financing. Based on the Company’s historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual amounts could differ from those estimates.

3. ALLOWANCES FOR DOUBTFUL RECEIVABLES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

Analysis of allowances for accounts receivable is as follows:

	At December 31, 2012	At June 30, 2013
Beginning of the year	$1,090	$1,822
Allowances made during the year/period	852	2,734
Write off	(143)	—
Foreign exchange effect	23	(145)
Closing balance	$1,822	$4,411

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

Analysis of allowances for other receivables is as follows:

	At December 31, 2012	At June 30, 2013
Beginning of the year	$8,739	$8, 696
Allowances made during the year/period	4	203
Write off	(48)	—
Foreign exchange effect	1	2
Closing balance	$8,696	$8,901

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31, 2012	At June 30, 2013
Beginning of the year	$1,268	$1,276
Reversal made during the year/period	(5)	(7)
Foreign exchange effect	13	19
Closing balance	$1,276	$1,288

Analysis of allowances for advances to suppliers is as follows:

	At December 31, 2012	At June 30, 2013
Beginning of the year	$4,406	$4,425
Allowances(reversal) made during the year/period	2	(18)
Foreign exchange effect	17	26
Closing balance	$4,425	$4,433

4. INVENTORIES

	At December 31, 2012	At June 30, 2013
Raw materials	$43,542	$59,342
Work-in-process	43,241	40,422
Finished goods	168,097	243,515
Total inventories	$254,880	$343,279

For the six months ended June 30, 2012 and 2013, inventory was written down by $27,688, and $680, respectively, to reflect the lower of cost or market.

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

5. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•                  Level 1—Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•                  Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•                  Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Assets and liabilities carried at fair value as of June 30, 2013 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

As of June 30, 2013
Fair Value Measurements at Reporting Date Using
Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,933	—	1,933	—
Cross currency forward exchange contracts -recorded as derivative liabilities	—	—	—	—
	$1,933	$—	$1,933	$—

	As of December 31, 2012
	Fair Value Measurements at Reporting Date Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	660	—	660	—
Cross currency forward exchange contracts -recorded as derivative liabilities	(975)	—	(975)	—
	$(315)	$—	$(315)	$—

Derivatives—The Company’s use of derivatives primarily consists of foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2012 and June 30, 2013 was $111.6 million and $111.6 million, respectively. The estimated fair value of those debts was $59.2 million and $60.3 million, as of December 31, 2012 and June 30, 2013, respectively. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $193.6 million and $239.0 million as of December 31, 2012 and June 30, 2013, respectively. The estimated fair value of long-term borrowings (including the current portions) was $184 million and $240.3 million as of December 31, 2012 and June 30, 2013, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 input.

6. INCOME TAXES

The effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision (benefit) in accordance with the ASC No. 740-270, “Income tax — Interim reporting”. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision (benefit) during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

The income tax benefits for the six months ended June 30, 2012 and 2013 were $22.6 million and $12.6 million respectively. The Company’s effective tax rates for the six months ended June 30, 2012 and 2013 were 23.1% and 17.3% , respectively.

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

7. BORROWINGS

The Company’s bank borrowings consist of the following:

	As of December 31, 2012	As of June 30, 2013
Short-term	$596,556	$670,897
Long-term, current portion	137,062	92,710
Subtotal	733,618	763,607
Long-term	56,580	146,271
	$790,198	$909,878

As of December 31, 2012 and June 30,  2013, the maximum bank credit facilities granted to the Company were $1,207,002 and $1,447,472, respectively, of which, $707,200 and $872,656 were drawn down, $499,802 and $574,816 were available as of December 31, 2012 and June 30 2013, respectively.  The available lines of credit as of June 30, 2013 are subject to annual review and renewal by the financial intuitions.

As of December 31, 2012, short-term borrowings of $77,332 and long-term borrowings of $56,580 were secured by property, plant and equipment with carrying amounts of $246,161, prepaid land use right of $20,018 and accounts receivable of $4,314.

As of June 30, 2013, short-term borrowings of $162,304 and long-term borrowings of $107,537 were secured by property, plant and equipment with carrying amounts of $527,601, and accounts receivable of $272,800.

In addition, $59,389 and $43,993 of  long-term borrowings, including current portion were guaranteed by personal assets of Mr. Xianshou Li, the Company’s chief executive officer, and his family as of December 31, 2012 and June 30, 2013, respectively.

a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 6.63% and 5.13% in the years ended December 31, 2012, and six months ended June 30, 2013, respectively. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.92%  and 7.53% in the year ended December 31, 2012,  and six months ended  June 30, 2013, respectively.

As of June 30, 2013, Sichuan ReneSola, ReneSola Jiangsu and ReneSola Zhejiang and Zhengjiang Ruixu were in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2013	$85,134
2014	27,501
2015	11,243
2016 and after	115,103
$238,981

c) Interest expense

Interest expense incurred for the six months ended June 30, 2012 and 2013 was $26,936 and  $27,414, respectively, of which $2,078, and $321 has been capitalized in the carrying value of property, plant and equipment.

8. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31, 2012	At June 30, 2013
Payable for purchase of property, plant and equipment	$129,594	$123,617
Other payables	33,255	54,153
	$162, 849	$177,770

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

9. SHARE BASED COMPENSATION

There was no change in the share incentive plan or modification in the six months ended June 30, 2013. A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options
Outstanding on January 1, 2013	7,856,600	0.74	2.51	13
Modification on August 8, 2012	—	0.74	—	—
Granted	800,000	0.87	4.69	—
Exercise	(343,123)	0.74	0.59	557
Forfeited	(915,000)	0.74	—	—
Outstanding on June 30, 2013	7,398,600	0.75	2.29	2,349
Vested or expected to vest at June 30, 2013	7,011,002	0.75	2.27	2,217
Exercisable at June 30, 2013	3,449,600	0.74	1.05	1,156

10. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	For the Six Months Ended June 30,
	2012	2013
Net loss attributed to holder of ordinary shares	$(74,996)	$(60,065)
Net loss adjusted for dilutive securities	(74,996)	(60,065)
Weighted-average number of common shares outstanding—basic and diluted	172,613,664	172,825,384
Basic loss per share	$(0.43)	$(0.35)
Diluted loss per share	$(0.43)	$(0.35)

Diluted earnings per share excludes 21,175,141 and 21,785,034 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for six months ended June 30, 2012 and 2013, respectively, as their effect would have been anti-dilutive.

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

11. COMMITMENTS AND CONTINGENCIES

a) Product warranties

The Company offers warranties on its products and records an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2012 and for the six months ended June 30, 2013 was as follows:

	At December 31,2012	At June 30, 2013
	$	$
Beginning balance	12,836	10,317
Warranty provision	5,345	4,899
Changes in estimate	(7,788)	—
Reduction for warranty cost incurred	(174)	—
Foreign exchange effect	98	196
Ending balance	10,317	15,412

b) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages of €917,280 for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial has been set for October 2013, to be followed by a five-day trial expected to occur in December 2013. Based on the information available to us, a negative outcome is not probable and the amount of loss, if any, is not reasonably estimable and as such no amount was accrued as of December 31, 2011. There was no subsequent development related to this case as of June 30, 2013.

In December 2012, the Company received an unfavorable verdict from the Nanjing Supreme People’s Court in Nanjing, Jiangsu Province in its litigation with one of our module customers, Nanjing Zhongdian New Energy Ltd, for material breach of the sales contract. As a result of this ruling, the Company recorded charges to other operating expense and a litigation of $1,941,310 in the year ended December 31, 2012.  In February 2013, the Company paid the charges in full.

12. SEGMENT REPORTING

The Company operates in two principal reportable business segments, Wafer, Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Ancillary revenues and expenses, generated from one solar power plant and other unallocated costs and expenses are recorded in other, beginning from 2012. The transactions between reportable segments relate to supplier contracts for the sales of wafers and module.  These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.

The chief operating decision maker is the chief executive officer of the Company.

The Company only reports the segment information of net sales and gross profit, to conform to the information the chief operating decision maker receives to assess the financial performance and allocate resources. There are no differences between the measurements of the Company’s reportable segment’s gross profit and the Company’s consolidated gross profit, as the Company uses the same profit measurement for all of the reportable segments and the consolidated entity. Furthermore, the Company’s chief operating decision maker is not provided with asset information by segment.  As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	For the Six Months Ended June 30, 2012
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$360,760	$196,721	$2,362	$(115,320)	$444,523
- External sales	$266,400	$175,761	$2,362	—	$444,523
- Intersegment sales	$94,360	$20,960	—	$(115,320)	—
Gross (loss) profit	$(27,587)	$16,915	$1,131	$790	$(8,751)

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

	For the Six Months Ended June 30, 2013
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$502,973	$523,123	$4,842	$(369,411)	$661,527
- External sales	$230,788	$425,897	$4,842	—	$444,523
- Intersegment sales	$272,185	$97,226	—	$(369,411)	—
Gross (loss) profit	$11,395	$16,168	$1,221	$(6,949)	$21,835

The following table summarizes the Company’s revenues generated from each product:

	For the Six Months Ended
	June 30, 2012	June 30, 2013
Solar wafers	231,205	171,250
Service revenue from tolling arrangement	667	—
Solar modules	192, 014	472,087
Power	2,362	3,230
Solar cells	600	231
Other materials	17,675	14,729
Total	444,523	661,527

13. SUBSEQUENT EVENTS

On August 2, 2013, Renesola Singapore Pte Ltd. (“Renesola SG”) and SunEdison Singapore (formerly known as MEMC Singapore Pte Ltd. (“MEMC”) ) reached a settlement agreement under which the Company is entitled to retain the remainder of the previously refundable deposit paid in connection with a wafer supply agreement totaling $34.8 million. As there are no further obligations in connection with this deposit, it was recognized as other income in the third quarter of 2013.

The Company closed the offering of 15,000,000 ADSs, at a price of $4.67 per ADS, for an aggregate proceeds of approximately $70 million, on September 16, 2013. Investors also received 35% warrant coverage in the offering. The warrants have an initial exercise price of $6.04 per ADS (aggregate of 5,250,000 ADSs), or $3.02 per share. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. The warrants are separately transferable, may be exercised in whole or in part and will expire four years from the date of issuance.

Subsequent to June 30, 2013, the Company obtained new financings totaling $190.1 million, which are short-term borrowings, to meet its working capital needs. As of September 30, 2013, the Company had unused lines of credit of $499,117, of which $430,718 was related to trade financing.

The Company recognized $202.8 million in non-cash impairment charge, including $194.7 million associated with the long-lived assets of the Phase I Sichuan polysilicon factory, in the third quarter of 2013. The impairment charge was recognized as the amount by which the carrying amount exceeds the fair value of the idled assets. In October 2012, the Company began a process of upgrading the Phase I factory and integrating the operations with those of Phase II in an effort to realize production efficiencies and reduce the cost to produce polysilicon utilizing the Phase I production lines.  From July to September 2013, the Company conducted trial productions of the integrated production lines of Phase I and Phase II.   At the end of September 2013, the Company concluded that its efforts to sufficiently reduce the cost of production, compared to the prevailing market price of polysilicon, were not successful. After conducting a further internal assessment the Company determined that it was no longer feasible to operate the Phase I facility without a loss and to recognize the impairment charge in its wafer segment accordingly.  Production at the Phase I facility was permanently discontinued in October 2013. The fair value of the idled assets used to determine the impairment charge was then determined with the assistance of an independent professional third party appraiser, which process was completed in November 2013.